

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 13, 2007

Mr. Jai Woo Lee
Chief Executive and Financial Officer
United Traffic System Inc.
300 – 1055 West Hastings Street
Vancouver, British Columbia V6E 2E9 Canada

> **Re:** **United Traffic System Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed August 6, 2007**
> **Response Letter Dated August 3, 2007**
> **File No. 333-102931**

Dear Mr. Lee:

　　We have reviewed your filings and response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1.　　Please file the amendment to your Form 20-F for the fiscal year ended December 31, 2005 without further delay. We did not receive and are no longer able to review your amended filing in draft form. Please ensure that you incorporate appropriate revisions addressing all of our prior comments and applicable new comments below.

Form 20-F for the Fiscal Year Ended December 31, 2006

Mr. Jai Woo Lee
United Traffic System Inc.
September 13, 2007
Page 2

Operating and Financial Review and Prospects, page 11

A. Operating Results, page 11

2.   We note that you have not complied with the requirements specified in the second
        paragraph of Item 5 of Form 20-F. Please revise your disclosure to discuss your
        results of operations for each year reported in the financial statements.

D. Trend Information, page 12

3.   We note that you have not complied with the instructions for Item 5.D, as the
        disclosures provided via your reference to Item 4.B are not sufficiently
        responsive, particularly given your discontinued operations. Please expand your
        disclosure under this heading to address the trends, uncertainties, demands,
        commitments and events that are reasonably likely to have a material effect on
        your operations, liquidity and capital resources; including those which would
        cause your reported financial information to be not necessarily indicative of
        future operating results or future financial condition.

Item 10 – Additional Information, page 22

A. Share Capital, page 22

4.   We note that in response to prior comment 3, you expanded your disclosure to
        include the reasons for your cancellation of the 6 million shares held by Inzi
        Display Co., Ltd., and also to clarify that the shares were returned to you.
        However, you also indicate that your expanded disclosure was in response to an
        SEC request.

        When correcting your disclosure and accounting in response to review comments,
        where issues of non-compliance have been identified, you should focus
        explanations sufficiently to demonstrate both an understanding of the provision
        governing the accounting or disclosure at issue, and responsibility for the
        revisions that are being made, rather than attribute the change to SEC comments.
        As for the disclosures under this heading, please focus any explanation provided
        on the requirements of Item 10.A.4 of Form 20-F.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

5.   As there is no reference to the cumulative period from inception in your current auditors' report, it appears you will need to label the cumulative period information as unaudited. Alternatively, if the cumulative period information was audited, please ask your current auditors to revise their report to reflect such audit.

6.   Since parts of your financial statements were audited by other auditors and your current auditors have not extended audit coverage to the earlier periods, it will be necessary to include the audit report of your prior auditors in your filing to comply with Item 8.A.1 and 3 of Form 20-F, provided that you are able to obtain their permission. If you include the audit report of your prior auditors in your filing, confirm that you have obtained permission and a reissuance of the report from your prior auditors. If you are unable to secure the earlier report, other arrangements will need to be made; please advise us of any difficulties you have in this regard.

Statements of Cash Flows, page 34

7.   The cumulative amounts shown as net loss for the period and loss from discontinued operations do not agree with the corresponding figures reported in your Statements of Operations on page 31. Similarly, since you are endeavoring to segregate your discontinued operating cash flows, the amounts shown as stock based compensation have no corresponding accounts on page 31. We suggest you consider whether some portion of the stock compensation amounts may pertain to discontinued operations, which you appear to be adjusting in total. Please correct your presentation.

8.   Your aggregation of activity shown as "net cash used in discontinued operations" does not appear to comply with SFAS 95. Given that you have segregated cash flows associated with discontinued operations, you will need to revise your Statements of Cash Flows to specify the components attributable to operating, investing and financing activities, individually. If you require further clarification, please consult the guidance provided in Section II.C.1 of the document Current Accounting and Disclosure Issues in the Division of Corporation Finance, available on our website at the following address.

http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf

Note 1 – Nature of Business and Continuance of Operations, page 36

9.   We note your response to prior comment 4, indicating that upon further review, you considered both the seed potato business and traffic control system business to be components of your enterprise meeting definitions to be presented as discontinued operations, and that you have corrected your presentation accordingly. Please add a note to explain that you have corrected your presentation. Also disclose revenue and pre-tax profit or loss reported within discontinued operations for each component and each period presented to comply with paragraph 47(c) of SFAS 144.

10.   Given your disclosure stating that you are "now focused on mineral exploration," you should read and understand the reporting guidance in Industry Guide 7, which you are required to follow, pursuant to the Instruction to Item 4 of Form 20-F. Specifically, you should understand the differences between the exploration, development and production stages, which are all defined. You will find that Instruction 1 to paragraph (a) of Industry Guide 7 precludes management of a mining company in the exploration stage from referring to the enterprise as being in the development stage. Therefore, please correct all disclosures in the filing that presently indicate the company is in the development stage, including those in the audit report and financial statement head notes and text.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief